

02005907

VF 3-4-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52954



RECEIVED
FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STATETRUST INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 BRICKELL AVENUE, SUITE 103
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY CIMBAL — (305) 921-8100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02 SS

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID VURGAIT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STATETRUST INVESTMENTS, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

Signature

PRESIDENT
Title

Notary Public



T. G. Concheso
Commission # DD 055723
Expires Sep. 10, 2005
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Reconciliation to Company's Corresponding Unaudited Form X-17A-5, Part IIA Filing	10
Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of StateTrust Investments, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 31, 2002

STATETRUST INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 5)	$	1,113,981
SECURITIES OWNED, AT MARKET (NOTE 5)		861,780
STOCK SUBSCRIPTIONS RECEIVABLE (NOTE 2)		144,486
DUE FROM AFFILIATES (NOTE 2)		35,656
OTHER ASSETS		4,984
DEFERRED TAX ASSET (NOTE 3)		9,000
	$	2,169,887

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	13,700
Income taxes payable (Note 3)		188
Total liabilities		13,888
STOCKHOLDER'S EQUITY (NOTE 2)		2,155,999
	$	2,169,887

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	$	152,299
Net trading profits		32,359
Interest and dividends		3,821
Other income		16,426
Total revenues		204,905
EXPENSES		
Clearing costs		20,709
Commissions		23,365
Insurance		1,320
Licenses, taxes and registrations		14,714
Management fees (Note 2)		122,500
Professional fees		15,273
Telephone, communications and quotations		19,063
Other		14,794
Total expenses		231,738
LOSS BEFORE INCOME TAX BENEFIT		26,833
INCOME TAX BENEFIT (NOTE 3)	(	8,812)
NET LOSS	$	18,021

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock $0.001 par value; 2,000,000 shares authorized, 1,752,727 shares issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balances - December 31, 2000	$ 77	$ 13,621	($ 1,475)	$ 12,223
Issuance of common stock	1,676	2,160,121	-	2,161,797
Net loss	-	-	(18,021)	(18,021)
Balances - December 31, 2001	$ 1,753	$ 2,173,742	($ 19,496)	$ 2,155,999

See accompanying notes.

STATETRUST INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	($	18,021)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred tax asset	(	9,000)
Changes in operating assets and liabilities:		
Securities owned	(	861,780)
Other assets		10,826
Accounts payable and accrued liabilities		8,640
Income taxes payable		188
Total adjustments	(	851,126)
Net cash used in operating activities	(	869,147)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to affiliate	(	1,408,315)
Repayments from affiliate		1,372,659
Net cash used in investing activities	(	35,656)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock		2,017,311
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,112,508
CASH AND CASH EQUIVALENTS - BEGINNING		1,473
CASH AND CASH EQUIVALENTS - ENDING	$	1,113,981
Supplemental Disclosures of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-
Supplemental Disclosures of Non-Cash Financing Activities:		
Issuance of common stock for stock subscriptions receivable (Note 2)	$	144,486

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

StateTrust Investments, Inc., (the Company) incorporated under the laws of the state of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. The Company primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 80% of the Company's customers are located in Latin America. To a lesser extent, the Company also trades securities for its own account.

The Company commenced operations in August of 2000, and was approved as a registered broker-dealer on April 26, 2001.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commissions and closing costs are reported on a trade date basis. The resulting difference between cost and market is included in the statement of operations.

Derivative Instruments

The Company has elected the early adoption of Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Company enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

Generally, the Company purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments (Continued)

The Company's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Company trades in only exchange traded derivatives.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents. The Company, during the course of operations, maintains cash balances in excess of federally insured limits.

Income Taxes

Deferred income taxes are provided for the estimated tax effects of temporary differences between financial and income tax reporting in accordance with FASB Statement No. 109. These differences relate primarily to the timing of recognition of net trading profits and losses on securities transactions and the capitalization of organizational costs for income tax purposes (See Note 3).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an entity (Affiliate) that is related to the Company by virtue of common ownership. The Affiliate receives a management fee in consideration of rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company. For the year ended December 31, 2001 the Company had incurred $122,500 in management fees. Additionally, during 2001 the Company made net advances to the Affiliate of $32,506. This amount is included in due from affiliates in the accompanying statement of financial condition.

NOTE 2. RELATED PARTY TRANSACTIONS (Continued)

Distribution Agreement

The Company is the distributor, pursuant to a distribution agreement dated July 17, 2001, of a Massachusetts business trust organized in 2001. The trust is currently divided into three series, the Ashport Large Cap Fund, the Ashport Small/Mid Cap Fund and Ashport Fixed Income Fund. Each of the Funds operates as diversified open-end management investment companies.

During 2001, the Company executed trades for the funds, generating clearing charges and commissions for the Company. At December 31, 2001, there was $650 due from the funds, and this amount is included in due from affiliates in the accompanying statement of financial condition.

Stock Subscriptions Receivable

During 2001, $144,486 of common stock was subscribed and fully paid for on January 30, 2002.

NOTE 3. INCOME TAX BENEFIT

The income tax benefit (provision) consisted of the following:

Deferred	$	9,000
Current	(	188)
	$	8,812

The components of the deferred tax asset are as follows:

Unrealized loss on securities owned	$	6,125
Unamortized organizational costs		2,875
	$	9,000

The effective tax rate differed from the federal statutory rate due to state income taxes.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that tax benefits will be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are decreased.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or one-eighth (for the first year and then one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $1,826,213 which exceeded requirements by $1,576,213, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.01 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Correspondent Services Corporation whose main office is located in New Jersey. At December 31, 2001, all security positions, consisting of United States exchange listed equities, are held by this brokerage firm.

Cash Concentration

The Company has $628,127 of the total cash and cash equivalents balance in accounts held by the Company's clearing firm.

SUPPLEMENTARY INFORMATION

STATETRUST INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 AND RECONCILIATION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
YEAR ENDED DECEMBER 31, 2001

CREDITS		
Stockholder's equity	$	2,155,999
DEBITS		
Stock subscriptions receivable		144,486
Due from affiliates		35,656
Other assets		4,984
Deferred tax asset		9,000
Total debits		194,126
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		1,961,873
HAIRCUTS ON SECURITY POSITIONS		135,660
NET CAPITAL		1,826,213
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $250,000 OR 12 ½% OF AGGREGATE INDEBTEDNESS OF $13,888		250,000
EXCESS NET CAPITAL	$	1,576,213
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.01 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	13,700
Income taxes payable		188
	$	13,888
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2001		
Net capital as reported in the Company's Part IIA (unaudited) Focus report	$	1,830,807
Net audit adjustments (primarily related to reversal of stock subscription receivable)	(	199,570)
Decrease in non-allowable assets (primarily related to reversal of stock subscription receivable)		201,369
Increase in haircuts on security positions	(	6,393)
Net capital per above	$	1,826,213

See Independent Auditors' Report.

STATETRUST INVESTMENTS, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and information relating to the possession or control requirements.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
StateTrust Investments, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplementary information of StateTrust Investments, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding customer and Firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



January 31, 2002